

EASTMAIN

NEWS RELEASE



Drilling Confirms High-Grade Gold at Reserve Creek Project, Ontario

Trading Symbol: ER – The Toronto Stock Exchange

Eastmain Resources Inc. (TSX: ER) and Slam Exploration Ltd. are pleased to announce the completion of a 7-hole, 966.5-metre diamond drill program on the 8-claim (116 units) Reserve Creek property. Gold-bearing rocks of the Red Lake-Uchi greenstone belt underlie this 1,856-hectare property, located 150 km east of the former producing Pickle Crow and Central Patricia mines, which accounted for approximately 2.2 million ounces of gold. Red Lake -Uchi rocks also host the mines of the famous Red Lake gold camp. With reported proven and probable reserves of 5,127,000 ounces, Goldcorp's Red Lake Mine is one of North America's most profitable gold mines (Goldcorp 2003 Outlook).

As previously announced, Eastmain Resources Inc. has the option to earn a 50% interest in the property by completing $1.1million in exploration expenditures over three years.

Diamond drilling has extended the depth of known gold mineralization in the Williamson A and B zones, previously discovered by Dome Mines Limited. Drill holes RS03-01, -02, -04, -05 and -06 intersected significant gold-bearing intervals, including 40.9 g/tonne (1.19 oz/ton) gold over 0.50 metres and 7.73 g/tonne (0.23oz/ton) gold over 4.1 metres in RS-03-03 and RS-03-02 respectively (see table below). Results from holes RS-02 and -06 indicate that both the A and B high-grade zones are open at depth below 125 metres. Additional drilling is required to further delineate both the lateral and depth extensions of these zones. The A and B zones are situated within a mineralized corridor extending seven kilometres across the property. The Companies plan to continue exploration of the Williamson gold zones and test additional targets within the auriferous corridor.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. In addition to it's 50% option on the Reserve Creek property, the Company has an option to earn 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

Please join Eastmain Resources Inc. at Booth # 609 for the New York Institutional Gold Conference, to be held September 8-9, 2003 in the New York Marriott Marquis hotel, 1535 Broadway NY, NY. For details and to register for your free conference & exhibition pass visit www.iiconf.com

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Gold Assay Results: Reserve Creek Project

Hole Number	From (m)	To (m)	Length (m)	Au (g/tonne)	Au (oz/ton)
RS03-01	53.80	62.00	8.20	1.75	0.05
Includes	56.50	57.20	0.70	5.74	0.17
	60.50	61.30	0.80	5.89	0.17
	66.30	69.75	3.45	5.73	0.17
Includes	66.30	68.00	1.70	10.31	0.30
RS03-02	60.60	61.75	1.15	4.01	0.12
	101.60	102.20	0.60	5.30	0.15
	114.00	**118.10**	**4.10**	**7.73**	**0.23**
Includes	114.65	115.30	0.65	10.40	0.30
RS03-03	24.70	26.70	2.00	0.17	0.01
	31.90	32.50	0.60	0.76	0.02
	42.70	43.30	0.60	0.19	0.01
RS03-04	18.45	27.80	9.35	2.24	0.07
Includes	21.75	22.25	0.50	12.65	0.37
	35.50	40.10	4.60	5.60	0.16
Includes	38.20	38.90	0.70	12.70	0.37
	38.90	**39.40**	**0.50**	**40.90**	**1.19**
RS03-05	60.80	61.20	0.40	13.85	0.40
RS03-06	103.30	109.40	6.10	1.30	0.04
	127.30	129.80	2.50	6.44	0.19
	127.80	128.70	0.90	9.03	0.26
	129.20	129.80	0.60	7.10	0.21
RS03-07	118.60	120.80	2.20	0.50	0.02
	142.00	144.80	2.80	0.91	0.03

After sawing 268 core samples, one-half of the core was retained for future review while the other half was bagged and shipped for analysis. All samples were processed and analyzed for gold by ALS Chemex, Mississauga, Ontario. Martin Eastwood, P. Geo. supervised the diamond drill program and conducted the core logging and sample selection. Derek Brown, P. Geo. Slam's exploration manager, is the Qualified Person who reviewed and processed assay results.

The following table contains drill hole collar locations. All measurements were derived from a baseline previously established by Dome Mines Limited.

Diamond Drilling Locations: Reserve Creek

Hole Number	Line (m)	Station (m)	Azimuth	Dip	Length (m)
RS03-01	244	45	168	-75	120.0
RS03-02	229	60	168	-74	175.0
RS03-03	290	40	168	-50	116.0
RS03-04	46	0	168	-50	113.0
RS03-05	320	50	168	-50	116.0
RS03-06	46	30	168	-75	162.5
RS03-07	137	53	168	-73	164.0
				Total Metres	**966.5**